FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

Awards

On 22 February 2010, the Company granted share-based awards to Directors and Persons Discharging Managerial Responsibility (PDMRs) under the GlaxoSmithKline 2009 Performance Share Plan (the 2009 Performance Share Plan) and the GlaxoSmithKline 2009 Deferred Annual Bonus Plan (the 2009 Deferred Annual Bonus Plan). These awards are subject to performance conditions.

2009 Performance Share Plan

The 2009 Performance Share Plan was approved by shareholders on 20 May 2009, and allows awards to be made to senior executives in the Group, including the Executive Directors.

Under the terms of the 2009 Performance Share Plan, contingent awards are granted over a designated number of Ordinary Shares or American Depositary Shares (ADSs), and the percentage of awards ultimately vesting is dependent on performance.

There are two parts to the performance condition:

·
60% of each award is subject to a Total Shareholder Return ("TSR") condition;
·
the remaining 40% of each award is subject to an Adjusted Free Cash Flow condition.

The performance period for the part which is subject to Adjusted Free Cash Flow and for 50% of the part which is subject to TSR is three years (1 January 2010 to 31 December 2012) and for the other 50% of the part subject to TSR is four years (1 January 2010 to 31 December 2013).

The TSR Condition:-
The TSR condition compares the TSR of the Company's Shares over the Performance Period with the TSR of the shares of ten (10) other global pharmaceutical companies. The Ordinary Shares (or ADSs) will vest depending on how the Company's TSR over the Performance Period ranks when compared to the TSR of the other companies in the TSR Comparator Group over the same period.  No awards will vest if the Company delivers returns which, when ranked among these companies, rank below the median.  At median position, vesting is at 30%. Above median, vesting is staggered between median and upper quartile of the comparator group, i.e., at 5th place 55% vests, at 4th place 80% vests and at 3rd or above 100% vests.

To the extent that each part of an award does not vest after the appropriate performance period, it will lapse.

The companies in the TSR Comparator Group are Abbott Laboratories, AstraZeneca, Bristol-Myers Squibb, Eli Lilly & Co, Johnson & Johnson, Merck, Novartis, Pfizer, Roche, Sanofi-Aventis and GlaxoSmithKline.

The Adjusted Free Cash Flow target:-

Adjusted Free Cash Flow represents the operating profit of the business adjusted for material factors which would typically include exchange rate movements and may include legal and major taxation settlements and special pension contributions. The impact of any acquisition or divestment will be quantified and adjusted for at the time of the event. The Adjusted Free Cash Flow threshold for these awards is £17.3 billion, where vesting for this part of each award will be at 25%, at £17.8 billion 50% will vest, at £19.6 billion 75% will vest, and there will be maximum vesting for this part of the award at £20.5 billion. Vesting between these points will be on a straight-line basis. To the extent that this part of the award does not vest at the end of the performance period, it will lapse.

The individuals in the tables below, who are all Executive Directors or PDMRs, were each granted an award under the terms of the 2009 Performance Share Plan. Awards granted are of the Company's 25p Ordinary shares or the Company's ADSs. One ADS equals two Ordinary shares.  The table below shows the number of Ordinary Shares or ADSs which can vest in total, taking into account both the three and four year performance periods.

Dividends accrue on the shares during the vesting period and vest to the extent that awards vest at the end of the relevant performance period (these are not included in the figures below).

	Number of Ordinary shares potentially vesting in respect of the part of the award subject to the TSR condition

	Less than median	Equal to median position	Upper quartile and above
Mr A Witty*	nil	74,782	249,272
Mr J S Heslop*	nil	31,408	104,695
Mr S M Bicknell	nil	8,256	27,520
Mr J M Clarke	nil	22,434	74,782
Mr M Dunoyer	nil	10,232	34,107
Mr E J Gray	nil	17,170	57,233
Mr A Hussain	nil	22,040	73,465
Mr D Learmouth	nil	4,487	14,956
Mr D Redfern	nil	9,363	31,208
Mr J Stephenne	nil	12,613	42,043
Ms C Thomas	nil	14,373	47,910
* denotes an Executive Director

	Number of ADSs potentially vesting in respect of the part of the award subject to the TSR condition (N.B. One ADS represents two Ordinary shares)
	Less than median	Equal to median position	Upper quartile and above
Dr M Slaoui*	nil	23,513	78,376
Ms D Connelly	nil	11,334	37,781
Mr W C Louv	nil	6,567	21,890
Mr D J Phelan	nil	10,717	35,723
Mr D Pulman	nil	10,712	35,707
Mr D Troy	nil	12,540	41,800
* denotes an Executive Director
	Number of Ordinary shares potentially vesting in respect of the part of the award subject to the Adjusted Free Cash Flow target

	Below Threshold	At Threshold	At Maximum
Mr A Witty*	nil	41,545	166,182
Mr J S Heslop*	nil	17,449	69,796
Mr S M Bicknell	nil	4,587	18,346
Mr J M Clarke	nil	12,464	49,854
Mr M Dunoyer	nil	5,685	22,738
Mr E J Gray	nil	9,539	38,155
Mr A Hussain	nil	12,244	48,977
Mr D Learmouth	nil	2,493	9,971
Mr D Redfern	nil	5,201	20,806
Mr J Stephenne	nil	7,007	28,029
Ms C Thomas	nil	7,985	31,940
* denotes an Executive Director

	Number of ADSs potentially vesting in respect of the part of the award subject to the Adjusted Free Cash Flow target (N.B. One ADS represents two Ordinary shares)
	Below Threshold	At Threshold	At Maximum
Dr M Slaoui*	nil	13,063	52,251
Ms D Connelly	nil	6,297	25,187
Mr W C Louv	nil	3,648	14,594
Mr D J Phelan	nil	5,954	23,816
Mr D Pulman	nil	5,951	23,805
Mr D Troy	nil	6,967	27,867
* denotes an Executive Director

The vesting date for these awards will be the dates, following the end of the three and four year performance periods respectively, on which the Remuneration Committee determines the extent to which the performance conditions have been satisfied or such other later dates as determined by the Remuneration Committee.

All of the above awards were made on 22 February 2010. The awards made were determined, in accordance with the 2009 Performance Share Plan rules, using an Ordinary share price of £12.035 and an ADS share price of US$37.32 which were the closing prices of Ordinary shares and ADSs respectively on 22 February 2010.

2009 Deferred Annual Bonus Plan

The 2009 Deferred Annual Bonus Plan was approved by shareholders on 20 May 2009, and allows awards to be made to eligible employees.  Eligibility for the 2009 bonus year was restricted to the CEO, Mr Witty, and the CFO, Mr Heslop. Mr Witty has elected to participate in the 2009 Deferred Annual Bonus Plan in respect of his bonus for 2009.

Up to 50% of any bonus earned may be deferred into shares for three years (Deferred Bonus Award).  The Company will match shares up to one-for-one depending on the Company's relative TSR over the Performance Period (Matching Award).  The performance measure, vesting schedule and Performance Period for the Matching Award will be consistent with the three-year TSR component of the 2009 Performance Share Plan awards described above.

The awards of Deferred and Matching shares have been granted as nil-cost options granted over Ordinary shares.  As noted above, the percentage of Matching shares ultimately vesting will be dependent on TSR performance.

Dividends accrue on the Deferred shares during the vesting period. Dividends also accrue on the Matching shares during the vesting period, but only vest to the extent that the Matching shares vest at the end of the relevant Performance Period. These dividends are not included in the figures below.

	Amount of gross bonus deferred	Number of ordinary shares subject to Deferred Bonus Award	Number of Ordinary shares potentially vesting in respect of the Matching Award subject to the TSR condition
			Less than median	Equal to median position	Upper quartile and above
Mr A Witty*	£300,000	24,291	nil	7,287	24,291
* denotes an Executive Director

The vesting date for this award will be the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance condition has been satisfied or such other later date as determined by the Remuneration Committee.

The above award was made on 22 February 2010. The award made was determined, in accordance with the 2009 Deferred Annual Bonus Plan rules, using an Ordinary share price of £12.35 which was the closing price of Ordinary shares on 19 February 2010.

Vesting of Awards

2007 GlaxoSmithKline Share Option Plan Awards

This notification sets out the vesting of share options made in 2007 under the GlaxoSmithKline Share Option Plan.

The three-year performance period for the GlaxoSmithKline Share Option Plan awards made to appointed Corporate Executive Team (CET) members in 2007, at an option price of £14.88 (or US$58.00 in the case of ADSs), which commenced on 1 January 2007, came to an end on 31 December 2009. The performance conditions for this grant were not met for awards made to the then Executive Directors and CET members. These awards therefore lapsed.

	Number of options over Shares/ADSs which lapsed
	Ordinary Shares	ADSs
Mr A Witty*	195,500
Mr J S Heslop*	242,750
Dr M Slaoui*		158,750
Mr J M Clarke	177,500
Mr M Dunoyer	70,000
Mr D Learmouth	50,500
Mr W Louv		57,500
Mr D J Phelan		88,750
Mr D Pulman		57,500
* denotes an Executive Director

Grants made in 2007, to senior executives who have since been appointed Executive Directors or CET members, were not subject to performance conditions.  The Remuneration Committee has confirmed that the whole of the original grant is exercisable (with an option price of £14.88).

Number of options over Shares/ADSs exercisable
Ordinary Shares
Mr S M Bicknell	20,180
Mr E J Gray	26,800
Mr D S Redfern	26,800
Mr J R Stephenne	68,520
Ms C Thomas	20,180

The Company and PDMRs were advised of these transactions on 23 February 2010.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V Whyte
Deputy Company Secretary

23 February 2010

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 23, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc